Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER FILES PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS AND F-3 REGISTRATION STATEMENT

January 22, 2013

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) announced today that it has filed a preliminary short form base shelf prospectus ("Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada other than the province of Quebec, and a Form F-3 registration statement ("Registration Statement") with the United States Securities and Exchange Commission. Kimber is currently a reporting issuer in British Columbia, Alberta and Ontario. Once a receipt has been issued for the final short form base shelf prospectus, Kimber will also become a reporting issuer in Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Yukon, Northwest Territories and Nunavut.

Kimber may offer and issue from time to time any combination of common shares, warrants to purchase common shares, share purchase contracts, subscription receipts and debt securities (collectively, the "Securities") up to an aggregate initial offering price of $25,000,000 during the 25-month period that the Prospectus, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

The net proceeds to Kimber from the sale of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement. The principal business objective to be achieved with the proceeds is to further the exploration and development of the Monterde Project. In addition, proceeds may be used for Kimber’s other Mexican properties, working capital and general corporate purposes. The Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the recently filed 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding the issuance of a receipt for the final short form base shelf prospectus, anticipated offering of Securities under the Prospectus and Registration Statement, the future effectiveness of the Registration Statement, the anticipated use of proceeds from any offering made under the Prospectus and Registration Statement, estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, risks related to the Registration Statement not becoming effective, risks related to Kimber's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR.There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary note to U.S. investors concerning estimates of reserves and resources: This press release and Kimber Resources Inc.’s website use the terms “reserve" and "mineral resource“, which are terms defined under Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. Such definitions differ from the definitions in U.S. Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit measures. The references to a “resource” in this press release and the Kimber Resources Inc.’s website are not normally permitted under the rules of the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.